SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    January, 1999

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------



F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    January  14,  1999
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com


SPECTRUM SIGNAL PROCESSING SELECTED AS PREFERRED 'C6X VENDOR FOR ONGOING PROGRAM
                          AT U.S. DEPARTMENT OF DEFENSE

BURNABY, B.C., CANADA - JANUARY 14, 1999 -- Spectrum Signal Processing Inc. (NASDAQ NMS: SSPIF / TSE:SSY), the industry leader in high performance DSP systems, today announced that the U.S. Department of Defense has chosen Spectrum to supply 'C6x-based DSP products and digital radio modules for several contracts under one significant, ongoing program. Prior to being notified of its selection, Spectrum had already shipped US$ 2.6 million of product to its customer, announced as part of several smaller design-wins on August 31, 1998. At the end of December, Spectrum received a new order for US$ 1 million and shipped the majority of this order prior to year end with the balance to be shipped in the first quarter of 1999. Spectrum estimates the total revenue potential for this program over the next two years at US$ 8 million.

"Our customer at the U.S. Department of Defense undertook a market survey and technical analysis of several companies to select a vendor and a standard 'C6x platform. We are very pleased that Spectrum's Monaco VME system solution, based on Texas Instruments' (NYSE: TXN) TMS320C62x chip, was chosen as the standard platform. We feel that our superior technology, commitment to quality and reliability as a supplier were major contributing factors to our customer's decision," said Brian Lowe, VP Sales, Spectrum Signal Processing.

Spectrum Signal Processing is the leading worldwide supplier of DSP system solutions. The company offers DSP software, off-the-shelf hardware, custom ASIC design and complete custom systems. Customers such as Nortel, Boeing, Hewlett Packard, Northrop Grumman, NEC, Daewoo Telecom, Siemens Medical Systems, the US Department of Defense and Lockheed Martin benefit from Spectrum's innovative, programmable DSP products, by gaining competitive advantages such as faster time to market and low-cost feature set upgradeability. Spectrum Signal Processing is ISO9001 quality certified, can be found on the web at http://www.spectrumsignal.com, and is located at #100 - 8525 Baxter Place, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604) 421-1764.

Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        January 14, 1999           and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)